Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Accenture Ltd:
We consent to the incorporation by reference in the registration statements (Nos. 333-127248, 333-112854 and 333-104628) on Form S-3 and (No. 333-65376) on Form S-8 of Accenture Ltd of our report dated October 27, 2005 relating to the statements of financial condition of the Accenture Ltd 2001 Employee Share Purchase Plan as of August 31, 2005 and 2004, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended August 31, 2005, which report appears in the August 31, 2005 annual report on Form 10-K of Accenture Ltd.
/s/ KPMG LLP
Chicago, Illinois
October 27, 2005